

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Via E-mail
Zhan Youdai, Chief Executive Officer
Asia Green Agriculture Corporation
Shuinan Industrial Area
Songxi County
Fujian Province 353500
China

> **Re: Asia Green Agriculture Corporation**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed May 25, 2011**
> **File No. 333-169486**
> **Amendment No. 9 to Form 8-K**
> **Filed May 23, 2011**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed May 23, 2011**
> **File No. 000-53343**

Dear Mr. Youdai:

We have reviewed your amended registration statement and related documents referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and other referenced filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and other filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 9 to Registration Statement on Form S-1
Management's Discussion and Analysis, page 48
Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010, page 49
Selling and Administrative Expenses, page 50

1. Please revise your description of the factors leading to the $1.2 million increase in administrative expense to individually quantify the contribution of professional fees to

third parties and the increase in salaries and travel expenses to the overall increase in administrative expense. Furthermore, clarify what professional fees you are discussing.

Net Finance Costs, page 50

2. We note your reference to "government subsidies for interest expense set off" in the last sentence of this section. Please provide more detailed disclosure here, or elsewhere as appropriate, about these government subsidies. For example, discuss how such government subsidies may affect your operating results and liquidity in the future.

Cash Flows from Financing Activities, page 52

3. Please confirm that you discuss all material financing agreements in effect in this section. For example, we note that several loan and guarantee agreements filed as exhibits to the registration statement do not appear to have been discussed here.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director